Delisting Determination,The Nasdaq Stock Market, LLC,
April 20, 2012, Pinnacle Airlines Corp. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Pinnacle Airlines Corp.
(the Company), effective at the opening of the trading session on April 30, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staffs determination on April 2, 2012. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 11, 2012.